UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 000-30666

NETEASE, INC.

NetEase Building, No. 599 Wangshang Road

Binjiang District, Hangzhou, 310052

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Exhibit

Exhibit 99.1 — Annual Report for the Year Ended December 31, 2024 published pursuant to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE, INC.

		By:	/s/ William Lei Ding
		Name:	William Lei Ding
		Title:	Chief Executive Officer

Date:	April 15, 2025

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